UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File No. 001-12907

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

KNOLL RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KNOLL, INC

1235 Water Street

East Greenville, PA 18041

Knoll Retirement Savings Plan

Financial Statements and Supplementary Schedule

Years ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Knoll Retirement Plans Administration Committee
Knoll Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Knoll Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ParenteBeard LLC

Reading, Pennsylvania
June 28, 2012

Knoll Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Investments, at fair value	$215,656,954	$223,411,375
Notes receivable from participants	5,468,842	5,833,587
Total assets	221,125,796	229,244,962

Liabilities	—	—
Net assets available for benefits at fair value	221,125,796	229,244,962

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(153,305)	(276,896)
Net assets available for benefits	$220,972,491	$228,968,066

See notes to financial statements

Knoll Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2011	2010
Investment income
Interest and dividends	$3,715,194	$4,685,668
Net (depreciation) appreciation in fair value of investments	(3,832,845)	14,740,463
Net investment (loss) income	(117,651)	19,426,131

Interest income on notes receivable from participants	305,872	350,385

Contributions
Participants	8,240,903	8,198,158
Rollovers	154,559	194,896
Total contributions	8,395,462	8,393,054

Benefits paid to participants	(16,548,688)	(15,097,606)

Administrative expenses	(30,570)	(23,766)

Net (decrease) increase	(7,995,575)	13,048,198

Net assets available for benefits:

Beginning of year	228,968,066	215,919,868

End of year	$220,972,491	$228,968,066

See notes to financial statements

Knoll Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.              Description of Plan

The following description of the Knoll Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. Copies are available from the Knoll Retirement Plans Administration Committee.

General

The Plan is a defined contribution plan covering all U.S. employees of Knoll, Inc. (the Company or employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants can elect to contribute up to 50% of their compensation, as defined, on a pretax basis, after-tax basis, Roth basis, or a combination subject to Internal Revenue Service limitations. Participants who are over the age of 50 can elect to make catch-up contributions, subject to Internal Revenue Code limitations. Additionally, participants may contribute amounts representing distributions from other qualified plans.

Effective January 1, 2010 the Company suspended the fixed matching contributions.  In years prior to 2010, the Company matched 40% of participant contributions up to a maximum amount of 6% of the participants’ compensation (their “fixed” match) for those participants who are U.S. employees not covered by a collective bargaining agreement. For participants who are U.S. employees covered by a collective bargaining agreement, the Company matched 50% of participants’ contributions up to a maximum amount of 6% of the participants’ compensation (their “fixed” match). The fixed match was made to the participants’ pretax contributions first, then applied to the participants’ after-tax contributions, if the pretax contributions are less than 6% of compensation. See Note 8.

In addition prior to 2010, the Company made discretionary contributions based on the Company’s financial performance (the “performance-based” match) to U.S. non-bargaining participants who (a) are employed on the last day of the Plan year for which the discretionary contribution is made, (b) retire during the Plan year, or (c) die or become disabled during the Plan year.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

1.              Description of Plan (continued)

Contributions (continued)

Like the fixed match, the performance-based match is applied up to the first 6% of participant compensation. No performance-based contributions were made for the years ended December 31, 2011 and 2010.  U.S. employees covered by a collective bargaining agreement are not eligible for performance-based match contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s fixed match and discretionary contributions (when applicable), and an allocation of Plan earnings (including unrealized appreciation or depreciation of Plan assets). Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions to the Plan. The benefit to which a participant is entitled is the vested portion of the participant’s account balance.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contributions plus actual earnings thereon is based on years of service. Under a graded vesting schedule, a participant is 100% vested after five years of credited service.

Notes Receivable from Participants

Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of their vested account balance, whichever is less. Principal and interest must be repaid over a period not to exceed four-and-a-half years, unless the loan is used for a residential purchase. Interest rates are established based on the prime rate provided by the Plan’s trustee on the last business day of the calendar quarter preceding or coinciding with the loan request, plus 2%. All loans are collateralized by the participants’ vested account balance in the Plan and are repaid through payroll deductions.  Interest rates ranged from 5.25% to 10.25% at December 31, 2011.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

1.              Description of Plan (continued)

Administrative Costs

The Plan’s administrative costs, other than those related to the management of investments and transaction fees, which totaled $30,570 and $23,766 for the years ended December 31, 2011 and 2010, respectively are paid by the Company. Expenses related to the management of investments are allocated to each participant’s account. Allocations are based on participant earnings or account balances, as defined in the Plan Agreement.

Forfeited Accounts

As of December 31, 2011 and 2010 forfeited employer matching non-vested accounts amounted to $215,663 and $115,533 respectively. Forfeitures of employer matching non-vested accounts are used for administrative expenses and to reduce the employer’s matching 401(k) contributions. During the years ended December 31, 2011 and 2010, forfeitures applied against administrative expenses amounted to $20,786 and $0 respectively.

Payment of Benefits

On termination of service, a participant will receive a lump-sum amount if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, the assets will generally continue to be held in the Plan until the participants’ normal or early retirement date, however, terminated participants may elect to receive their vested account balance at any time. Upon death, permanent disability, or retirement, a participant or beneficiary may elect to receive a lump-sum payment or periodic installments over a specified period that does not exceed the longest of: ten years, the participant’s life expectancy, or the beneficiary’s life expectancy.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

2.              Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

As described in the appropriate accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting guidance, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts held in the stable value fund as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net (depreciation) appreciation includes Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and are not separately identifiable as an expense.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

2.  Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefit payments to participants are recorded when paid.

New Accounting Standard

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2011-04 “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” (ASU 2011-04). ASU 2011-04 will expand disclosures about fair value measurement and result in common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 is effective for fiscal years and interim reporting periods beginning after December 15, 2011. Plan management is evaluating the impact of adopting ASU 2011-04 and believes it will not be material to the financial statements but will provide additional disclosures.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

3.  Investments

During 2011 and 2010, the Plan’s investments (depreciated) appreciated in fair value (including gains and losses on investments bought, sold, as well as held during the year) as follows:

	Year ended December 31,
	2011	2010

Mutual funds	$(3,570,004)	$13,642,959

Knoll Common Stock Fund	(262,841)	1,097,504
	$(3,832,845)	$14,740,463

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2011	2010

ABN AMRO Income Plus Fund*	$75,424,943	$70,799,347

Vanguard Windsor II Fund	36,013,786	37,045,081

American Funds Growth Fund of America; R4	18,632,402	21,903,907

Vanguard Balanced Index Fund Signal Shares	18,397,810	18,840,463

American Funds Euro Pacific Growth Fund; R4	11,904,085	15,562,713

PIMCO Total Return Fund	13,275,006	13,842,522

* Amounts represent contract value.  As of December 31, 2011 and 2010, fair value is $75,578,248 and $71,076,243, respectively.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

4.  Fair Value Measurements

The fair value framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability;

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

4.  Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the years ended December 31, 2011 and 2010.

Common stock fund:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Stable value fund:  The stable value fund is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.  The fund’s investment objective is to preserve invested principal while providing a competitive current rate of return.  The underlying investments of the fund consist primarily of guaranteed investment contracts (GIC’s), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts, and synthetic GICs.  The fund is not subject to any withdrawal restrictions and distributions may be taken at any time.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

4.   Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010.

	Assets at fair value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Common stock fund	$2,205,745	$—	$—	$2,205,745
Mutual funds
Fixed income funds	13,275,006	—	—	13,275,006
Balanced funds	35,764,097	—	—	35,764,097
Growth funds	72,506,733	—	—	72,506,733
Index funds	16,327,125	—	—	16,327,125
Stable value fund	—	75,578,248	—	75,578,248
Total assets at fair value	$140,078,706	$75,578,248	$—	$215,656,954

	Assets at fair value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Common stock fund	$2,752,396	$—	$—	$2,752,396
Mutual funds
Fixed income funds	13,842,522	—	—	13,842,522
Balanced funds	35,678,497	—	—	35,678,497
Growth funds	81,645,711	—	—	81,645,711
Index funds	18,416,006	—	—	18,416,006
Stable value fund	—	71,076,243	—	71,076,243
Total assets at fair value	$152,335,132	$71,076,243	$—	$223,411,375

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

5.   Related Party Transactions

At December 31, 2011 and 2010, the Plan held investments totaling $2,205,745 and $2,752,396 respectively, in shares of common stock of the Company.   Total shares at December 31, 2011 and 2010 equaled 148,535 and 164,520, respectively

Shares held in the Knoll Common Stock Fund may be sold at any time at participant discretion at the closing price of the Knoll, Inc. common stock on the New York Stock Exchange.

Certain Plan investments are shares of registered investment companies (mutual funds) managed by Vanguard Fiduciary Trust Company, the trustee as defined by the Plan.  Additionally, the Plan issues loans to participants, which are secured by the balances in participant’s accounts. These transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

Certain administrative functions of the plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

6.   Income Tax Status

The Plan has been operating under a determination letter from the Internal Revenue Service (IRS) dated January 25, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation.  The Plan has been amended since applying and receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

7.   Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.  Subsequent Events

Effective January 1, 2012 the Company reinstated the fixed matching contributions for participants who no longer participate in any of the Company’s pension plans.  The Plan requires that the Company to make a fixed matching contribution of 50% of participant contributions up to the first 6% of the participants’ compensation.  The Company also reinstated a discretionary performance-based matching contribution for 2012 and instituted transitionary contributions for former pension plan participants, calculated based on age and completed years of service.

Supplemental Schedule

Knoll Retirement Savings Plan
EIN 13-3873847, Plan 002

Schedule H, Line 4i—
Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	ABN AMRO Income Plus Fund	Stable Value Fund	**	$75,424,943	***

	American Funds Euro Pacific Growth Fund; R4	Mutual Fund	**	11,904,085

	American Funds Growth Fund of America; R4	Mutual Fund	**	18,632,402

	PIMCO Total Return Fund	Mutual Fund	**	13,275,006

*	Vanguard 500 Index Fund Signal Shares	Mutual Fund	**	8,768,990

*	Vanguard Balanced Index Fund Signal Shares	Mutual Fund	**	18,397,810

*	Vanguard Explorer Fund	Mutual Fund	**	5,956,459

*	Vanguard Extended Market Index Fund Signal Shares	Mutual Fund	**	7,558,134

*	Vanguard Target Retirement 2005 Fund	Mutual Fund	**	506,798

*	Vanguard Target Retirement 2010 Fund	Mutual Fund	**	1,531,417

*	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	2,395,999

*	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	4,708,661

*	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	3,356,417

*	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	1,258,552

*	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	789,676

*	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	448,082

*	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	341,900

*	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	252,863

*	Vanguard Target Retirement 2055 Fund	Mutual Fund	**	62,341

*	Vanguard Target Retirement Income Fund	Mutual Fund	**	1,713,583

*	Vanguard Windsor II Fund	Mutual Fund	**	36,013,786

*	Knoll Common Stock Fund	Company Stock Fund	**	2,205,745

*	Participant loans	Interest rates ranging from 5.25% to 10.25%	$0	5,468,842
				$220,972,491

*                                         Party-in-interest to the Plan, as defined by ERISA.

**                                  Cost is not required for participant-directed investments.

***                           Fair Value is $75,578,248 at December 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Knoll Retirement Plans Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KNOLL RETIREMENT SAVINGS PLAN

Date: June 28, 2012	By:	/s/ Marcia A. Thompson

Marcia A. Thompson

Authorized Committee Member

Date: June 28, 2012	By:	/s/ Barry L. McCabe

Barry L. McCabe

Authorized Committee Member